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Filed pursuant to Rule 424(b)(3) File No. 333-104317

October 16, 2003

Dear Investor(s):

SEPTEMBER PERFORMANCE UPDATE

        September performance was slightly positive for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

	September	2003 YTD	% of Fund	NAV	NAV/Unit
Grant Park Futures Fund A Units	0.13%	11.47%		$23,554,756	$1,108.916
Grant Park Futures Fund B Units	0.06%	0.19%		$5,823,279	$1,001.880
Rabar Market Research (Div)	1.81%	14.00%	30%
EMC Capital Management (Classic)	2.10%	19.86%	25%
Eckhardt Trading (Global)	1.56%	8.32%	26%
Graham Capital Management (GDP)	-6.68%	-6.68%	19%

        The Fund's diversification across market sectors and across trading managers played a roll this month in the Fund's slightly positive performance. Positions in agriculturals and softs proved profitable, while positions in the financial and energy sectors generated losses. Three of our four traders posted modest profits while one (Graham) posted a net loss. Grant Park generated profits in the following markets:

  Soy Complex: Unfavorable weather conditions continued to prevail in the U.S. Midwest leading the USDA to cut its projections of soybean production for 2003 to surprisingly low levels.

  Cotton: Cotton prices rose initially on reports that China could register sizable crop losses in the current season. The rally continued as the concerns over China's output increased, following heavy rain and flooding in major cotton-growing regions.

  Japanese Yen: Profits were generated in long Yen positions which rose amid the improving outlook for the Japanese economy.

        Losses were incurred in the fixed income sector as short-term volatility picked up amidst conflicting reports on the state of the U.S. economy, particularly in the unemployment data. Additional losses were incurred in the energy sector as short positions suffered from OPEC's announcement to cut its production by 900,000 barrels per day. Further losses were generated in long Wheat positions and a long Coffee position.

        Should you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.

Sincerely,
/s/ MARGARET MANNING Margaret Manning Vice President
Enclosures

Past performance is not necessarily indicative of future results. Futures trading is always subject to the risk of loss.
 Performance Hotline: (312) 788-2272 or Toll Free: (866) 516-1574 Performance is reported on a weekly basis.
E-mail: funds@dearborncapital.com

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SEPTEMBER PERFORMANCE UPDATE